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                                                                    EXHIBIT a(9)

[Letterhead of Danaher Corporation]

FOR IMMEDIATE RELEASE

Contact:          C. Scott Brannan
                  Vice President
                  Danaher Corporation
                  (202) 828-0850

            DANAHER CORPORATION COMMENCES TENDER OFFER FOR SHARES OF
                           PACIFIC SCIENTIFIC COMPANY

Washington D.C., February 6, 1998 - Danaher Corporation (NYSE:DHR) announced today that its wholly owned subsidiary, ACC Acquisition Corp., had commenced an all-cash tender offer for all of the outstanding shares of common stock of Pacific Scientific Company (NYSE:PSX) at a price of $30.25 per share. The tender offer is being made pursuant to the previously announced Merger Agreement between a Danaher subsidiary and Pacific Scientific. Any shares not purchased in the tender offer will be acquired in a merger for $30.25 per share in cash.

         The offer is subject to, among other things, the tender of Pacific Scientific stock representing at least 90% of the outstanding shares. The offer and withdrawal rights will expire at 12:00 midnight, New York City time, on March 6, 1998, unless extended.

         Pacific Scientific Company is an international business that designs, manufactures and markets motion control, process control and safety equipment.

         Danaher is a leading manufacturer of Tools and Components, and Process/Environmental Controls. (http://www.danaher.com)

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